Exhibit 99.1

TransAlta and Tidewater Midstream announce today a Letter of Intent to construct a Natural Gas Pipeline to TransAlta's Facilities

CALGARY, Dec. 6, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) and Tidewater Midstream and Infrastructure Ltd. ("Tidewater") (TSX: TWM) announced today that the two companies have entered into a Letter of Intent ("LOI") for Tidewater to construct a 120 Kilometre natural gas pipeline from its Brazeau River Complex to TransAlta's generating units at Sundance and Keephills.

The Tidewater Pipeline will facilitate TransAlta's strategy to convert its coal units at Sundance and Keephills to natural gas. Converting the coal units extends the operating life of the assets and significantly reduces operating costs and emissions.

The pipeline will provide initial capacity of 130 MMcf/d by 2020, and have expansion capability to 340 MMcf/d, which represents approximately 50% of TransAlta's gas requirements at full capacity.  Under the LOI, TransAlta has the option to invest up to 50% in the pipeline.

"Construction of the natural gas pipeline supports our strategy of being a low-cost provider of firm, clean and reliable energy," said Dawn Farrell, President and Chief Executive Officer of TransAlta. "In addition, having greater access to natural gas allows TransAlta to blend natural gas with the coal, prior to fully converting the units, allowing us to take advantage of low natural gas prices and reduce our carbon costs."

"Tidewater is excited to enter into a long-term arrangement with TransAlta which is supported by a 15-year take or pay agreement that provides oil and gas producers throughout Western Canada with direct connectivity to a new, large demand source," said Joel MacLeod, President and Chief Executive Officer of Tidewater. "This agreement with TransAlta enables Tidewater to transport production direct from the wellhead, through Tidewater's extensive natural gas processing and storage infrastructure network, direct to an end market."

About TransAlta Corporation:

TransAlta develops new, and owns and operates a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are Canada's largest producer of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

About Tidewater Midstream and Infrastructure Ltd.

Tidewater is traded on the TSX under the symbol "TWM". Tidewater's business objective is to build a diversified midstream and infrastructure company in the North American natural gas and natural gas liquids ("NGL") space. Its strategy is to profitably grow and create shareholder value through the acquisition and development of oil and gas infrastructure. Tidewater plans to achieve its business objective by providing customers with a full service, vertically integrated value chain through the acquisition and development of oil and gas infrastructure including: gas plants, pipelines, railcars, trucks, export terminals and storage facilities.

Forward-Looking Statements
This news release contains forward looking statements within the meaning of applicable securities laws, including statements regarding: the construction of a 120 kilometre natural gas pipeline from Tidewater's Brazeau River Complex to TransAlta's generating units at Sundance and Keephills; TransAlta's strategy of converting certain of its coal units to natural gas; and the terms of any definitive agreement with Tidewater, including that the pipeline will provide initial capacity of 130 MMcf/d by 2020, have expansion capability to 340 MMcf/d, and provide TransAlta with an option to invest up to 50% in the pipeline.  These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: legislative or regulatory developments, including as it pertains to the emission standards; the Federal and/or Provincial legislation impacting the conversion from coal generation to gas generation; changes in economic and competitive conditions; ability to secure natural gas supply; any inability to reach a definitive agreement with Tidewater regarding the construction of a natural gas pipeline on terms satisfactory to the Company; changes in the price for natural gas; decreased demand for energy or capacity; higher costs, expenses and interest rates; strikes or other labour disruptions; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2017/06/c3308.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Amber Goulard, Senior Advisor, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 06:00e 06-DEC-17